Filed pursuant to Rule 433

Registration Statement No. 333-130910

January 9, 2005

Final Term Sheet

$500,000,000 5.75% Senior Notes due 2011

$900,000,000 6.125% Senior Notes due 2016

Trade Date:	January 11, 2006

Settlement Date:	January 17, 2006

Representatives:	J.P. Morgan Securities Inc. Lehman Brothers Inc. Wachovia Capital Markets, LLC

Notes:	$500,000,000 5.75% Senior Notes due 2011 $900,000,000 6.125% Senior Notes due 2016

Maturity:	January 15, 2011 for the 2011 Notes January 15, 2016 for the 2016 Notes

Interest Rate:	5.75% per annum in the case of the 2011 Notes 6.125% per annum in the case of the 2016 Notes

Spread to Benchmark Treasury:	1.38% in the case of the 2011 Notes 1.70% in the case of the 2016 Notes

Benchmark Treasury Yield:	4.394% in the case of the 2011 Notes 4.456% in the case of the 2016 Notes

Yield:	5.774% in the case of the 2011 Notes 6.156% in the case of the 2016 Notes

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2006 for each series of the Notes.

Public Offering Price:	99.898% of the principal amount in the case of the 2011 Notes. 99.772% of the principal amount in the case of the 2016 Notes.

Gross Proceeds to Issuer:	$499,490,000 in the case of the 2011 Notes $897,948,000 in the case of the 2016 Notes

Net Proceeds to Issuer (Before Expenses):	$496,490,000 in the case of the 2011 Notes $892,098,000 in the case of the 2016 Notes

Redemption:

Redeemable at any time at an amount equal to the principal
amount plus a make-whole premium, using a discount rate of

Treasury plus 0.300% in the case of the 2011 Notes and 0.375% in the case of the 2016 Notes

CUSIP:	608190AG9, in the case of the 2011 Notes 608190AH7, in the case of the 2016 Notes

ISN Number:	US608190AG93, in the case of the 2011 Notes US608190AH76, in the case of the 2016 Notes

Interest Rate Adjustment:	The interest rates on the senior notes are subject to adjustment as described in the Supplement to the Preliminary Prospectus Supplement dated January 11, 2006.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov (and more specifically, at the URL link http://sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000851968&owner=include). Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-888-227-2275 ext. 2663 or 1-800-666-2388.